

February 20, 2009

Via U.S. mail and facsimile

Mr. Karim Hirji
Chief Financial Officer
Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta, Canada T2P 3H6

> **Re:** **Oilsands Quest Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed June 27, 2008**
> **Schedule 14A**
> **Filed August 26, 2008**
> **Response Letter Dated January 27, 2009**
> **File No. 1-32994**

Dear Mr. Hirji:

  We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended April 30, 2008

Canadian Resource Disclosure, page 4

1. We note your response to our prior comment number one and are unable to agree with your conclusions. As indicated in our prior comment, please remove all Canadian resource disclosures as they are not contemplated or permitted to be disclosed by a domestic registrant. Please contact us if you wish to discuss.

Financial Statements

General

2.   We note your proposed selected quarterly financial data includes loss per share
        data as "Originally reported" and also loss per share "Recalculated including
        Exchangeable shares". We further note your disclosure that indicates you
        determined the need for revision of these amounts while preparing your year end
        April 30, 2008 financial statements. Please clarify if these revisions reflect an
        error in previously issued quarterly financial statements. We are unable to locate
        an Item 4.02 Form 8-K in your filing history related to this matter. Please contact
        us at your convenience.

Note 4 – Property and Equipment, page F-18

3.   We note your response to our prior comment number four. Please remove your
        Canadian dollar disclosures as they are not contemplated or permitted for a
        domestic registrant that has a reporting currency of the U.S. dollar. Please refer to
        Rule 3-20 of Regulation S-X.

Schedule 14A Filed August 26, 2008

Executive Compensation, page 20

4.   We note your response to our prior comment 7, and we reissue the comment.
        Please disclose the names of the companies in your executive compensation peer
        groups of 17 organizations and 30 organizations, respectively. Also, please
        disclose what aspects of compensation were assessed in the "peer group
        assessments."

Annual Discretionary Cash Bonuses, page 22

5.   We note your response to our prior comment 10. Please provide us with an example of the augmented disclosure that you would propose to make with regard to this topic in future filings.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Michael Karney at (202) 551-3847 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: J. Davis
     K. Stertzel
     M. Karney
     N. Gholson